

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2022

Michael Donaghy
President and Chief Executive Officer and Director
Pioneer Green Farms, Inc.
1301 10th Avenue, East, Suite G
Palmetto, FL 34221

> **Re: Pioneer Green Farms, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 9, 2022**
> **File No. 333-262600**

Dear Mr. Donaghy:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Cover Page

1.   Please check the box indicating that you have elected not to use the extended transition period for complying with any new or revised financial accounting standards. In this regard, we note your disclosure on page 7 that you are choosing to "opt out" of the extended transition period, and as a result, will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies.

Cover Page

2.   Please revise the cover page to state the offering price of the securities. See Item 501(b)(3) of Regulation S-K.

PROSPECTUS SUMMARY, page 4

3.   Please expand the discussion in this section. Further discussion should include the uses of hemp, distribution plan, more information about the retail stores and online platform. Please also balance the summary with general discussions of your sales history, the fact that hemp regulation is in a state of flux, and competition.

4.   You state that you purchased new farmland in Manatee County, Florida. Please state whether your operations will solely be in this location, and if you will you continue to utilize the Drymon farms as well.

5.   Please clarify who holds which permits and licenses, specifically as it relates to the hemp cultivation license in the State of Florida. On the top of page 5, you state that the company applied for the license, but in the following paragraph you state that "In April 2020, Drymon's was granted a hemp cultivation license by the Plant Division of the Florida Department of Agriculture and Consumer Services."

6.   You state: "To our knowledge, Pioneer could be one of only a few Florida-licensed growers planting a winter crop." Please explain how you know this. Alternatively, please remove if you have no basis for this opinion.

7.   You state that you had an initial crop that was harvested in the fall of 2020. Please describe the distribution of this product, for example, whether it was sold online or in your retail stores. Please describe how long it typically takes to sell your product once harvested. We note that you state on page 25 that you generated $0 in revenue in 2020.

Risk Factors
We may not be able to adequately protect our intellectual property, which could harm the value of our brand and branded products..., page 9

8.   On page 9, you state: "We rely on a combination of trademarks, copyrights, trade secrets and similar intellectual property rights to protect our brand and branded products." However, later, on page 31 you state: "The Company holds no trademarks or patents, nor at this time, has any patent pending." Please reconcile these two statements.

Description of Business, page 28

9.   You state that in "2019, Pioneer Green Farms started to build a farming infrastructure near Sarasota, Florida, to grow hemp in Florida as a way to diversify the Company's hemp cultivation." Please clarify if this is different from your partnership with Drymon farms. .

10.   You state earlier that there are currently 3500 CBD plants outdoors in the Drymon farms. Further, on page 29 you state: "In January 2022, the Company completed the purchase of over five (5) acres of farmland in Manatee County, Florida. The Company intends to expand its operations by building at least six (6) more greenhouses and planting over six

thousand (6,000) outdoor hemp plants. The Company expects that this new location will generate more than twice the oils as the Drymon location."

Please explain how 6,000 outdoor hemp plants will yield twice the amount of oil than is currently being generated at the Drymon location where there are 3,500 plants.

Existing Products, page 29

11. Please explain the term "Spectrum Hemp CBD Infused products" and how that is different than the products you are producing.

Description of Business
Existing Products, page 30

12. You state on page 30 that the company does sell pet products such as a companion spray, a companion wash, CBD infused dog treats and CBD Tinctures for dogs. However, on page 32, when discussing government regulations and the "Limits of the AIA," specifically section C "Hemp-derived CBD remains subject to FDA regulatory authority," you state that "The AIA expressly preserves the FDA's authority over "hemp" that is intended to be used as a drug, device, cosmetic, food (including animal food), dietary supplement, or tobacco product." Please explain how the Company's CBD Products Are Not Subject to the Controlled Substances Act, if the dog treats you sell do seem to be regulated by the FDA.

Executive Compensation, page 36

13. Please update your disclosure in this section for your last completed fiscal year. Refer to Item 401(m) of Regulation S-K.

Shares Offered by the Selling Shareholders, page 42

14. Please disclose the identity of the Selling Shareholders selling the 666,000 shares. Refer to Item 507 of Regulation S-K

Financial Statements
Statements of Operations, page F-3

15. Please present basic earnings per share, as well as the weighted average number of common shares outstanding, on the face of the statement of operations in compliance with ASC 260-10-45, *Earnings Per Share*.

Report of Independent Registered Public Accounting Firm, page F-13

16. We note your auditor included an explanatory paragraph for substantial doubt about the company's ability to continue as a going concern. If such a paragraph is included in their audit report for the year ended December 31, 2021, it should be presented immediately

following their opinion paragraph. See paragraphs 12 and 13 of PCAOB AS 2415.

<u>General</u>

17. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christine Torney at (202) 551-3652 or Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Gary Guttenberg at (202) 551-6477 or Celeste Murphy at (202) 551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Elton F. Norman